UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

MILASTAR CORPORATION

(Exact name of registrant as specified in its charter)

COMMON STOCK, PAR VALUE $0.05 PER SHARE (Title of Class of Securities)
599100104 (CUSIP Number of Class of Securities)
Milastar Corporation 7317 West Lake Street Minneapolis, MN 55426 (952) 929-4774
(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)
with a copy to: Jeffrey N. Saunders, Esq. Fulbright & Jaworski 2100 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 321-2255
This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$655,000	$70.08

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $655,000 by the Issuer in lieu of fractional shares immediately following a 1-for-250 reverse stock split to holders of fewer than 250 shares of the issuers common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the highest currently estimated price of $2.66 per pre-split share and approximately 246,206 pre-split shares, the estimated aggregate number of shares held by such holders.
**	Determined pursuant to Rule 0-11(b)(1) as the product of $655,000 and 0.000107

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Milastar Corporation (the "Company").

Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary information statement (the "Information Statement") pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Information Statement is attached hereto as Exhibit A. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split" is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address.

Milastar Corporation is the subject company. Its principal executive office is located at 7317 West Lake Street, Minneapolis, MN 55426 and its telephone number is (952) 929-4774.

     (b) Securities.

As of May 30, 2006, there were 2,723,264 outstanding shares of common stock, par value $0.05, of the Company ("Common Stock").

     (c) Trading Market and Price.

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "MILAA." The information set forth in the Information Statement under the caption "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

     (d) Dividends.

No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the caption "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

     (e) Prior Public Offerings.

None.

     (f) Prior Stock Purchases.

The information set forth in the Information Statement under the caption "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

Item 3. Identity And Background Of The Filing Person.

     (a) Name and Address.

Milastar Corporation, the subject company, is the filing person of this Schedule 13E-3. Its principal business office is located at 7317 West Lake Street, Minneapolis, MN 55426 and its telephone number is (952) 929-4774. The directors of the Company are: Dennis J. Stevermer (Chairman) and L. Michael McGurk. The only executive officer of the Company is Dennis J. Stevermer, who holds the positions of Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer.

     (b) Business and Background of Entities.

Not applicable.

     (c) Business and Background of Natural Persons.

With respect to each current officer and director of the Company:

Dennis J. Stevermer. Mr. Stevermer has been Chairman of the Board of Directors and Chief Executive Officer of the Company since January 2006. He has served as the Company's Chief Financial Officer since 1993.

L. Michael McGurk. Mr. McGurk has served as a director of the Company since 1988. He served as the Company's President and Chief Operating Officer until his resignation in January 2006.

No person set forth above (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (2) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws. Each of the persons set forth above is a citizen of the United States.

Item 4. Terms Of The Transaction.

     (a) Material Terms.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," "Special Factors - Reasons for the Reverse/Forward Stock Split," "- Effect of the Reverse/Forward Split on the Company's Shareholders," "Fairness of the Reverse/Forward Stock Split to Stockholders," "Description of the Reverse/Forward Stock Split - Structure of the Reverse/Forward Split," and "Financing of the Reverse/Forward Split," is incorporated herein by reference.

     (c) Different Terms.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," "Special Factors - Reasons for the Reverse/Forward Stock Split," "- Effect of the Reverse/Forward Split on the Company's Shareholders," "Fairness of the Reverse/Forward Stock Split to Stockholders," "Description of the Reverse/Forward Stock Split - Structure of the Reverse/Forward Split," and "Financing of the Reverse/Forward Split," is incorporated herein by reference.

     (d) Appraisal Rights.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," and "Description of the Reverse/Forward Stock Split - Appraisal Rights" is incorporated herein by reference.

    (e) Provisions for Unaffiliated Security Holders.

The information set forth in the Information Statement under the caption "Fairness of the Reverse/Forward Stock Split to Stockholders" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading.

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions.

The information set forth in the Information Statement under the caption "Interests of Certain Persons" is incorporated herein by reference.

     (b) Significant Corporate Events.

The information set forth in the Information Statement under the captions "Interests of Certain Persons" and "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

     (c) Negotiations or Contacts.

The information set forth in the Information Statement under the caption "Special Factors - Background of the Reverse/Forward Stock Split" and "Interests of Certain Persons" is incorporated herein by reference.

     (e) Agreements Involving the Company's Securities.

The information set forth in the Information Statement under the captions "Special Factors - Background of the Reverse/Forward Stock Split," "Interest of Certain Persons," and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired.

The information set forth in the Information Statement under the caption "Special Factors - Effect of the Reverse/Forward Split on the Company" is incorporated herein by reference. The fractional shares acquired in the Reverse/Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

     (c) (1-8) Plans.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," "Special Factors - Reasons for the Reverse/Forward Stock Split," "- Effect of the Reverse/Forward Split on the Company's Shareholders," "- Effect of the Reverse/Forward Split on the Company," "Fairness of the Reverse/Forward Stock Split to Stockholders," "Financing of the Reverse/Forward Split," and "Conduct of the Company's Business After the Reverse/Forward Stock Split" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," and "Special Factors -- Reasons for the Reverse/Forward Stock Split" is incorporated herein by reference.

     (b) Alternatives.

The information set forth in the Information Statement under the caption "Special Factors -- Strategic Alternatives Considered" is incorporated herein by reference.

     (c) Reasons.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," "Special Factors -- Effect of the Reverse/Forward Split on the Company," and "Special Factors -- Reasons for the Reverse/Forward Stock Split" is incorporated herein by reference.

     (d) Effects.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," "Special Factors -- Reasons for the Reverse/Forward Stock Split," "Description of the Reverse/Forward Stock Split - Structure of the Reverse/Forward Split," "Special Factors -- Effect of the Reverse/Forward Split on the Company's Shareholders," "Fairness of the Reverse/Forward Stock Split to Stockholders," "Special Factors -- Effect of the Reverse/Forward Split on the Company," and "Financing of the Reverse/Forward Split," is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a) Fairness.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," and "Fairness of the Reverse/Forward Stock Split to Stockholders" is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

     (b) Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," "Special Factors -- Strategic Alternatives Considered," "Special Factors -- Reasons for the Reverse/Forward Stock Split," Special Factors -- Background of the Reverse/Forward Stock Split," and "Fairness of the Reverse/Forward Stock Split to Stockholders" is incorporated herein by reference.

     (c) Approval of Security Holders.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split," "Description of the Reverse/Forward Stock Split" is incorporated herein by reference.

     (d) Unaffiliated Representative.

No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of Directors.

The information set forth in the Information Statement under the captions "Special Factors --Background of the Reverse/Forward Stock Split" and "Fairness of the Reverse/Forward Stock Split to Stockholders" is incorporated herein by reference.

     (f) Other Offers.

Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisal.

The information set forth in the Information Statement under the caption "Fairness of the Reverse/Forward Stock Split to Stockholders" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

     (c) Availability of Documents.

Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds.

The information set forth in the Information Statement under the caption "Financing of the Reverse/Forward Split" is incorporated herein by reference.

     (b) Conditions.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split" and "Financing of the Reverse/Forward Split" is incorporated herein by reference.

     (c) Expenses.

The information set forth in the Information Statement under the captions "Special Factors -- Effects of the Reverse/Forward Stock Split," "Costs of the Reverse/Forward Stock Split" and "Financing of the Reverse/Forward Stock Split" is incorporated herein by reference.

     (d) Borrowed Funds.

Not applicable.

Item 11. Interest in Securities of the Subject Company.

     (a) Security Ownership.

The information set forth in the Information Statement under the captions "Interests of Certain Persons" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

     (b) Securities Transactions.

None.

Item 12. The Solicitation or Recommendation.

(a) - (c) and (e)

Not Applicable.  The Company does not intend to solicit the approval of any stockholder other than Mr. Stevermer, the majority stockholder, nor did is obtain the recommendation of any person or firm in connection with the Reverse/Forward Stock Split.

    (d) Intent to Vote in Going-Private Transaction.

The information set forth in the Information Statement under the captions "Summary of Terms of the Reverse/Forward Split" "Special Factors -- Background of the Reverse/Forward Stock Split," "Description of the Reverse/Forward Stock Split - Vote Required," "Fairness of the Reverse/Forward Stock Split to Stockholders," and "Interests of Certain Persons" is incorporated herein by reference.

Item 13. Financial Statements.

     (a) Financial Statements.

The financial information included in the Company's Annual Report on Form 10-KSB for the year ended April 30, 2005 and the Company's Quarterly Report on Form 10-QSB for the quarter ended January 31, 2006 is incorporated herein by reference.

     (b) Pro Forma Information.

The information set forth in the Information Statement under the captions "Financial Statements - Pro Forma Consolidated Financial Statements (Unaudited)" and " - Pro Forma Consolidated Statement of Operations (Unaudited)" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations.

Not applicable.

     (b) Employees and Corporate Assets.

Not applicable.

Item 15. Additional Information.

     (b) Other Material Information.

The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits.

(a) The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b-g) Not applicable.

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MILASTAR CORPORATION
/s/ DENNIS J. STEVERMER
Dennis J. Stevermer
Chief Executive Officer
Dated: May 31, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).